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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

FURTHER INFORMATION ON “CHANGE IN DIRECTORATE”, “APPOINTMENT OF CHAIRMAN, REDESIGNATION OF DIRECTOR AND INDEPENDENT NON-EXECUTIVE DIRECTOR, RESIGNATION OF CHIEF EXECUTIVE OFFICER, APPOINTMENT OF ACTING CHIEF EXECUTIVE OFFICER AND AUTHORISED REPRESENTATIVE, CLARIFICATION ANNOUNCEMENT, RESUMPTION OF TRADING” AND “APPOINTMENT OF CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTOR”

Reference is made to the announcements of Semiconductor Manufacturing International Corporation (the “Company”) dated 23 June 2011, and 15 July 2011 and 5 August 2011 in relation to the “Change in Directorate”, “Appointment of Chairman, Redesignation of Director and Independent Non-executive Director, Resignation of Chief Executive Officer, Appointment of Acting Chief Executive Officer and Authorised Representative, Clarification Announcement, Resumption of Trading” and “Appointment of Chief Executive Officer and Executive Director” of the Company respectively.

In relation to the appointment of Dr. Tzu-Yin Chiu’s (“Dr. Chiu”) as an Executive Director of the Company, and Chief Executive Officer, the amount of his emoluments is an annual cash compensation of US$450,000, an one-time signing bonus of US$300,000, an annual performance cash bonus equivalent to 75% of the annual cash compensation (payable if and when the Company achieves profitability for one fiscal year as set forth in the audited financial statements for such year approved by the Board of Directors of the Company (the “Board”)) and a special annual cash allowance of US$100,000. Dr. Chiu will also be granted equity awards amounting to 0.4% of the total outstanding ordinary shares of the Company on the date of grant (70% of which will be granted as share options and 30% will be granted as restricted share units). Dr. Chiu’s total emoluments have been approved by the Board with reference to his responsibilities, experience and qualifications. The Company will be entering into a service contract with Dr. Chiu covering the said emoluments.

In relation to the appointment of Mr. Zhang Wenyi (“Mr. Zhang”) as the Chairman of the Board of Directors and an Executive Director of the Company, the amount of his emoluments is an annual cash compensation of US$180,000, a housing subsidy of US$4,615 per month. Mr. Zhang will also be granted equity awards amounting to 0.1% of the total outstanding ordinary shares of the Company on the date of grant (70% of which will be granted as share options and 30% will be granted as restricted share units). Mr. Zhang’s total emoluments have been approved by the Board with reference to his responsibilities, experience and qualifications. The Company has not entered into any service contract with Mr. Zhang in relation to the said emoluments.

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director of the Company; Chen Shanzhi, Gao Yonggang, Professor Lawrence Juen-Yee Lau and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

For and behalf of

Semiconductor Manufacturing International Corporation
Anne Wai Yui Chen Company Secretary

Shanghai, 10 August, 2011